[redacted]

12027805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 27 2012

Washington DC
403

FORM 11-K

**FOR ANNUAL REPORTS OF
EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended **December 31, 2011**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number **000-52000**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roma Bank 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Roma Financial Corporation
2300 Route 33
Robbinsville, New Jersey 08691**

REQUIRED INFORMATION

The Roma Bank 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 of the Form 11-K and in lieu of the requirements of Items 1-3, financial statements prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

Exhibits

The following exhibits are being filed with this report.

No.	Description
23.1	Consent of ParenteBeard LLC

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roma Bank 401(k) Savings Plan

Date: June 27, 2012

By: /s/ Sharon Lamont

Sharon Lamont

Plan Administrator

ROMA BANK 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Roma Bank 401 (K) Savings Plan

Financial Statements

December 31, 2011

ParenteBeard

CONFIDENCE THROUGH CLARITY

Roma Bank 401 (K) Savings Plan
Table of Contents

ParenteBeard

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee
Roma Bank 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Roma Bank 401(k) Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Clark, New Jersey
June 25, 2012

Roma Bank 401 (K) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
Assets		
Investments at fair value:		
Investments in common collective trusts-		
Sunrise Retirement Cap Preservation Fund	**$ 63,904**	$ 32,058
Sunrise Retirement Diversified Equity Fund	**139,845**	154,218
Sunrise Retirement Income Fund	**335,735**	306,377
Sunrise Retirement Diversified Income Fund	**129,164**	124,194
Sunrise Diversified Equity & Income Fund	**64,590**	74,895
Sunrise Retirement Balanced Fund	**122,086**	152,900
Sunrise Retirement Balanced Equity Fund	**137,880**	142,355
Wells Fargo Stable Value Fund	**805,335**	388,734
Total investments in common collective trusts	**1,798,539**	1,375,731
Investments in mutual funds-		
Columbia Mid Cap Index Fund (A)	**346,329**	-
American Beacon Large Cap Value Fund	**765,593**	752,381
Federated Kaufmann Fund (A)	**64,269**	68,841
Artio International Equity Fund II (A)	**344,145**	452,816
Loomis Sayles Small Cap Value Fund	**581,950**	551,902
T. Rowe Price Blue Chip Growth Fund	**1,037,255**	1,035,513
SSGA S&P Index Fund	**193,116**	154,493
Pimco Total Return Fund	**902,594**	881,477
AIM Capital Development Fund (A)	**-**	353,214
Total investments in mutual funds	**4,235,251**	4,250,637
Employer stock fund	**1,574,085**	1,649,101
Total investments	**7,607,875**	7,275,469
Notes receivable from participants	**205,699**	235,034
Total assets	**$ 7,813,574**	$ 7,510,503
Liabilities		
Excess participant contribution payable	**5,289**	-
Net Assets available for benefits at fair value	**$ 7,808,285**	$ 7,510,503
Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts	**(20,408)**	(8,368)
Net Assets available for benefits	**$ 7,787,877**	$ 7,502,135

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010

	December 31,	
	2011	2010
Investment Income (Loss):		
Interest and dividends	$ 129,109	$ 124,595
Net (depreciation) appreciation in fair value of investments	(277,431)	194,513
Total investment (loss) income	(148,322)	319,108
Less: investment expenses	11,057	6,396
Net investment (loss) income	(159,379)	312,712
Interest income on notes receivable from participants	8,802	9,112
Contributions and transfers		
Participants	450,978	401,443
Employer	175,159	156,692
Transfers In	351,759	2,081,897
Total contributions and transfers	977,896	2,640,032
Total additions	827,319	2,961,856
Deductions:		
Benefits paid to participants	539,537	205,242
Administrative expenses	2,040	2,040
Total deductions	541,577	207,282
Net increase in net assets available for benefits	285,742	2,754,574
Net assets available for benefits – beginning	7,502,135	4,747,561
Net assets available for benefits – ending	$7,787,877	$ 7,502,135

The accompanying notes are an integral part of these financial statements.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Eligibility

Roma Bank 401(K) Savings Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12-consecutive-month period and attainment of the age of 21. The participant becomes eligible the first day of the payroll period following the eligibility month. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Roma Bank ("Employer Company") has voluntarily agreed to contribute 50% of the first 6% of compensation contributed by participating employees as a matching Employer Contribution. A participant may also elect to contribute voluntarily up to 25% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which will not be matched by the Employer Company beyond the extent noted above. Compensation includes total remuneration paid including wages, overtime and commissions.

Participant Accounts

Each participant's account is credited with the participant's contributions, plan earnings (including appreciation or depreciation of Plan Assets) and an allocation of the Employer Company's contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting

Participants are 100% vested immediately in the employee's contribution and rollover contributions and actual earnings thereon. Employer contributions and actual earning, thereon, vest 20% a year over a five-year period.

Retirement, Disability and Pre-retirement Death Benefits

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $1,000 which case the interest in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to

Retirement, Disability and Pre-retirement Death Benefits (Continued)

their remaining account balance and make withdrawals. Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take a lump sum of the vested balance of their account at any time during such payment period. Normal retirement age is 65.

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant's death.

There were no distributions due participants as of December 31, 2011 and 2010.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant's account. Interest rates charged on participant loans range between 4.25% and 9.25%. Participant loan balances at December 31, 2011 and 2010, totaled $205,699 and $235,034 respectively.

Forfeited Accounts

At December 31, 2011 and 2010 forfeited non-vested accounts totaled $5,429 and $5,017, respectively. Forfeitures of employer matching non-vested accounts are used to pay future plan expenses. There were no forfeitures applied against plan expenses during the years ended December 31, 2011 and 2010.

Investment Options (Unaudited)

Participants may direct that contributions be invested in any one, or combination, of the following investment options during 2011 and 2010:

A. Common Collective Trusts:

1. Wells Fargo Stable Value Fund – The Fund seeks safety of principal and consistency of returns with minimal volatility. The Fund invests in financial instruments issued by highly rated companies. These include guaranteed investment contracts (GICs), security backed contracts (synthetic GICs) and cash equivalents. The fund is for conservative investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

Investment Options (Unaudited) (Continued)

2. Sunrise Retirement Capital Preservation Fund – The Fund targets 10% of its assets in a diversified mix of equity mutual funds and 90% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap equity securities. The fixed income exposure will be invested in intermediate and short-term fixed income, as well as money market mutual funds.

3. Sunrise Retirement Income Fund – The Fund targets 25% of its assets in a diversified mix of equity mutual funds and 75% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap and small cap equity securities. The fixed income exposure will be invested in intermediate and short term fixed income, as well as money market mutual funds.

4. Sunrise Retirement Diversified Income Fund – The fund targets 40% of its assets in a diversified mix of equity mutual funds and 60% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds.

5. Sunrise Retirement Balanced Fund – The Fund targets 55% of its assets in a diversified mix of equity mutual funds and 45% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 30% U.S. large cap equity; 15% U.S. mid/small cap equity; 10% non U.S. equity; 42% fixed income; and, 3% cash equivalents.

6. Sunrise Retirement Balanced Equity Fund – The Fund targets 70% of its assets in a diversified mix of equity mutual funds and 30% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 35% U.S. large cap equity; 22% U.S. mid/small cap equity; 13% non U.S. equity; 27% fixed income; and, 3% cash equivalents.

7. Sunrise Retirement Diversified Equity & Income Fund – The Fund targets 85% of its assets in a diversified mix of equity mutual funds and 15% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 40% U.S large-cap equity; 28% U.S. mid/small cap equity; 17% non U.S. equity; 12% fixed income; and 3% cash equivalents.

Investment Options (Unaudited) (Continued)

8. Sunrise Retirement Diversified Equity Fund – The Fund seeks to be 97% invested in a diversified mix of equity mutual funds, including mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The balance will be invested in a money market portfolio. The Fund's strategic asset class targets include: 42% large cap equity; 35% U.S. mid/small cap equity; 20% non U.S. equity; and, 3% cash equivalents.

B. Mutual Funds:

1. AIM Capital Development Fund (A) – The fund seeks long-term growth of capital. The Fund invests primarily in common stocks of mid-cap companies. The Fund may be appropriate for investors with a long-term investment horizon.

2. Artio International Equity Fund II (A) – The Fund seeks long term growth of capital. The Fund invests primarily in a wide variety of international equity securities issued throughout the world, normally excluding the U.S. The Fund may be appropriate for investors with a long-term investment horizon who are willing to accept the risks of investing in stocks and the additional risks associated with foreign investments.

3. PIMCO Total Return Fund – The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund invests, under normal circumstances, primarily in a diversified portfolio of fixed income instruments of varying maturities. The Fund may be appropriate for investors whose goals include greater stability of principal or higher current income than can be expected from investing in common stocks.

4. SSGA S&P Index Fund – The Fund seeks to replicate the total return of the S&P 500 Index. The Fund invests primarily in stocks in the Index in proportion to their weightings in the Index. The Fund may be appropriate for investors with a long-term investment horizon.

5. T. Rowe Price Blue Chip Growth Fund – The fund seeks to provide long-term capital growth. Income is a secondary objective. The Fund invests primarily in the common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries. The Fund may be appropriate for investors with a long-term investment horizon.

6. American Beacon Large Cap Value Fund – The Fund seeks long-term capital appreciation and current income. The Fund invests in equity securities of large market capitalization U.S. companies that appear to possess above-average earnings growth potential and dividend yields, as well as below-average price to earnings and price to book value ratios. The Fund may be appropriate for investors with a long-term investment horizon.

Investment Options (Unaudited) (Continued)

7. Federated Kaufmann Fund (A) – The Fund seeks capital appreciation by investing primarily in stocks of small and medium sized companies that are traded on national security exchanges, NASDAQ and on the over-the-counter market. Up to 30% of its net assets may be invested in foreign securities. The Fund may be appropriate for investors with a long-term investment horizon.

8. Loomis Sayles Small Cap Value Fund - The Fund seeks long-term capital growth by investing primarily in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000 Index. The Fund may be appropriate for investors with a long-term investment horizon who are willing to accept the risks of investing in stocks and the additional risks associated with investing in small companies.

9. Columbia Mid Cap Index Fund (A) - The Fund seeks total return before fees and expenses that corresponds to the total return of the Standard & Poor's (S&P) MidCap 400 Index. The fund normally invests at least 80% of its net assets in common stocks that comprise the S&P MidCap 400 Index. The fund may invest in derivatives, consisting of stock index futures or options, as substitutes for the underlying securities in the S&P MidCap 400 Index.

C. Employer Stock Fund. The Employer Stock Fund consists primarily of Roma Financial Corp. common stock, the parent of the Sponsor Company.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant's share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Roma Bank 401(K) Savings Plan Employees' Savings and Profit Sharing Plan and Trust (the "Plan") are prepared on the accrual basis of accounting.

On July 16, 2010, the Employer Company completed its acquisition of Sterling Banks, Inc., the holding company for Sterling Bank. Prior to the acquisition, employees of Sterling Bank were able to participate in the Sterling Bank 401(k) Profit Sharing Plan (the "Sterling Plan"). On July 13, 2010, the board of directors of the Employer Company approved a resolution to merge the Sterling Plan into the Plan as soon as administratively feasible after the acquisition. Following the acquisition, the assets of the Sterling Plan were transferred into the Plan and participants in the previous Sterling Plan became eligible to participate in the Plan, with prior service with Sterling Bank recognized for purposes of determining eligibility. The assets transferred into the plan for the years ending December 31, 2011 and 2010 were $351,759 and $2,081,897,

Basis of Accounting (continued)

respectively and are reflected within Transfers In on the Statements of Changes in Net Assets Available for Benefits. Certain assets of the Sterling Plan were held in a Guaranteed Investment Contract with a provision that prevented the immediate and full payout of the contract value for plan-initiated transactions. As such, certain assets of the Sterling Plan that were held in the Guaranteed Investment Contract were not included in the transfers to the Plan until 2011. As of December 31, 2010, the current value of the assets held in the Guaranteed Investment Contract of the Sterling Plan was $346,381.

As described in Accounting Standards Codification Topic 962 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan. The plan invests in investment contracts through common/collective trust funds. The contract values for these common/collective trust funds are based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the Statements of Net Assets Available for Plan Benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Plan benefits are prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.

These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported and expenses during

Uses of Estimates (continued)

the reporting period. Actual results could differ from those estimates. Participants' loans are valued at cost, which approximates fair value.

Payments of benefits

Benefit payments are recorded when paid.

Administrative Costs

Administrative costs of the plan are absorbed by Roma Bank, the Plan Sponsor.

New Accounting Standard

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04 "Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRs, ("ASU 2011-04"). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRs. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

3. RELATED PARTY TRANSACTIONS

The plan owns shares of Roma Financial Corporation common stock. The Sponsor Company pays for fees for benefit consulting, accounting and other administrative services. In addition, participants pay for administrative fees and loan fees to Bank of New York, Pentegra, State Street Invested Services and Barclay Investor Services.

The President and CEO of Pentegra is a member of the Board of Directors of Roma Bank and Roma Financial Corporation. The director is considered independent by NASDAQ and the Securities and Exchange Commission.

4. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits consist of the following at December 31, 2011 and 2010:

4. INVESTMENTS (continued)

	December 31,			
	2011		2010	
	Cost	Fair Value	Cost	Fair Value
Roma Financial Corp., common stock fund	$1,870,825	$1,574,085	$1,913,170	$1,649,101
T. Rowe Price Blue Chip Growth Fund	810,239	1,037,255	778,863	1,035,513
Pimco Total Return Fund	913,660	902,594	894,680	881,477
Wells Fargo Stable Value Fund	767,929	805,335	369,674	388,734
American Beacon Large Cap Value Fund	666,988	765,593	609,804	752,381
Loomis Sayles Small Cap Value Fund	413,860	581,950	364,058	551,902
Artio International Equity Fund II (A)	-	*	410,777	452,816

**Investments are less than 5% of net assets at the indicated date.*

The net (depreciation) appreciation in the fair value of investments (including gains and losses on investments brought, sold and held during the year) for each significant class of investment consists of the following of the years ended December 31:

	2011	2010
Common/Collective Trusts	$ 889	$ 80,437
Mutual Funds	(165,629)	370,322
Employer Stock Fund	(112,691)	(256,246)
Total	$ (277,431)	$ 194,513

Any interest and dividend income from the underlying assets of the common/collective trust funds are included in net (depreciation) appreciation for the common/collective trust fund.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(K) profit sharing plan prepared by Pentegra Services, Inc. The prototype plan obtained its latest determination letter dated March 18, 2004, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Internal Revenue Code.

The Plan's administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt. Accounting principles generally accepted in the United States of America require plan management to

6. INCOME TAX STATUS (continued)

evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. RISKS AND UNCERTAINTIES

The plans hold investments in Roma Financial Corporation common stock, mutual funds shares and asset allocation funds whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statement of net assets available for benefits.

8. FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification Topic 820, Fair Value Measurement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy area are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

8. FAIR VALUE MEASUREMENTS (Continued)

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common-collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end.

Common stock fund: Valued at the closing price reported on the active market on which the individual securities are traded adjusted to utilized value to reflect the cash component within the fund.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Stable Value Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 are as follows:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:				
Growth	$ 2,795,396	$ -	$ -	$ 2,795,396
Fixed	902,594	-	-	902,594
International	344,145	-	-	344,145
Index	193,116	-	-	193,116
Common collective trusts	-	993,204	-	993,204
Common stock fund	-	1,574,085	-	1,574,085
Stable Value Fund	-	805,335	-	805,335
Total	$ 4,235,251	$ 3,372,624	$ -	$ 7,607,875

8. FAIR VALUE MEASUREMENTS (Continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2010 are as follows:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:				
Growth	$ 2,761,851	$ -	$ -	$ 2,761,851
Fixed	881,477	-	-	881,477
International	452,816	-	-	452,816
Index	154,493	-	-	154,493
Common collective trusts	-	986,997	-	986,997
Common stock fund	-	1,649,101	-	1,649,101
Stable Value Fund	-	388,734	-	388,734
Total	$ 4,250,637	$ 3,024,832	$ -	$ 7,275,469

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net increase in net assets available for benefits according to the financial statements consists of the following as of December 31, 2011 and 2010:

	2011	2010
Net increase in net assets available for benefits per financial statements	$ 285,742	$ 2,754,574
Excess participant contribution payable	5,289	
Adjustments from contract value to fair value for fully benefited benefit-responsive investment contracts	-	502
Net increase in net assets available for benefits per Form 5500	$ 291,031	$ 2,755,076

10. EXCESS PARTICIPANT CONTRIBUTION PAYABLE

The Plan failed the discrimination test for the year ended December 31, 2011. Excess contributions amounting to $5,289 are recorded as liabilities in the accompanying statement of net assets available for benefits at December 31, 2011 and as a reduction of participant-directed contributions for the year ended December 31, 2011. In 2012, the Plan refunded these excess contributions to its participants.

Roma Bank 401 (K) Savings Plan
Employer Identification Number: 21-0550414
Plan Number: 002
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d)	Fair Value (e)
*	Roma Financial Corp.	Employer stock fund	N/A	$ 1,574,085
	Common Collective Trusts:			
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Equity Fund	N/A	139,845
*	TD Ameritrade Trust Co.	Sunrise Retirement Cap Preservation Fund	N/A	63,904
*	TD Ameritrade Trust Co.	Sunrise Retirement Income Fund	N/A	335,735
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Income Fund	N/A	129,164
*	TD Ameritrade Trust Co.	Sunrise Diversified Equity & Income Fund	N/A	64,590
*	TD Ameritrade Trust Co.	Sunrise Retirement Balanced Fund	N/A	122,086
*	TD Ameritrade Trust Co.	Sunrise Retirement Balanced Equity Fund	N/A	137,880
	Galliard Wells Fargo	Stable Value Fund J	N/A	805,335
	Mutual Funds:			
	Columbia	Mid Cap Index Fund Investor (A)	N/A	346,329
	American Beacon	Large Cap Value Fund	N/A	765,593
	Federated	Kaufmann Fund A	N/A	64,269
	Artio	International Equity Fund II (A)	N/A	344,145
	Loomis Sayles	Small Cap Value Fund Retail	N/A	581,950
	T. Rowe Price	Blue Chip Growth Fund	N/A	1,037,255
	SSGA	S&P 500 Index Fund	N/A	193,116
	Pimco	Total Return Fund	N/A	902,594
*	Participant Loans	Participant Loans, 4.25% to 9.25%	N/A	205,699
	Total			$ 7,813,574

* Party-in-interest
N/A Historical cost has not been presented since all investments are participant directed.

EXHIBIT 23.1

Consent of ParenteBeard LLC

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-136112) of Roma Financial Corporation on Form S-8 of our report dated June 25, 2012, appearing in the Annual Report on Form 11-K of Roma Bank 401(k) Savings Plan for the year ended December 31, 2011.

ParenteBeard LLC

Clark, New Jersey
June 25, 2012